Exhibit 99.3

AerCap Risk Factor Updates, Description of the GECAS Business

and Management’s Discussion and Analysis for GECAS

AerCap Risk Factor Updates

The Covid-19 pandemic may continue to have a material and adverse impact on our business.

On March 11, 2020, the World Health Organization declared that the Covid-19 outbreak was a pandemic. The Covid-19 pandemic and responsive government actions have caused significant economic disruption and a dramatic reduction in commercial airline traffic, resulting in a broad adverse impact on air travel, the aviation industry and demand for commercial aircraft globally, all of which has impacted our results of operations. The continued impact of the Covid-19 pandemic on our business will depend, among other things, on the duration of the pandemic and the speed and effectiveness of vaccination efforts; the rate of recovery in air travel and the aviation industry, including the future demand for commercial aircraft; and global economic conditions.

We have agreed with many of our lessees to defer rent obligations. We expect that we may grant additional rent deferrals and extend the periods of repayment. If the financial condition of our customers continues to weaken, we may grant further accommodations.

If we determine that the collectability of lessee rental payments is no longer probable (including any deferral thereof), we are then required to recognize rental revenues using a cash accounting method rather than an accrual method. In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease revenue. Subsequently, we recognize revenues based on the lesser of the straight-line rental income and the lease payments collected from the lessee until such time that collection is probable, which could materially reduce our reported revenue. During the year ended December 31, 2020, we recognized rent payments from a number of our lessees, using the cash method, which resulted in a decrease in basic lease rents of approximately $310.6 million. If the financial condition of any additional lessees worsens, we may determine to recognize rent payments from these lessees using the cash method, which could, in future periods, further decrease basic lease rents.

Many national governments have provided, have introduced plans to provide, or have indicated that they may provide financial assistance to airlines. In some cases, governments have imposed conditions on airline recipients of assistance, and governments may also impose conditions on any future assistance, such as requiring airlines to remove less environmentally-friendly aircraft from their fleets or obtain concessions from their creditors, including aircraft lessors, which could adversely impact our business. See “Item 3. Key Information-Risk Factors-Risks related to the financial strength of our lessees-Our financial condition is dependent, in part, on the financial strength of our lessees”.

In addition to a reduction in basic lease rents, the significant decline in air travel has resulted, and may continue to result, in lower utilization of our aircraft, which is likely to reduce future supplemental maintenance rent and EOL compensation payable to us. We may also experience delayed or lost revenue if key aircraft manufacturers are unable to deliver aircraft on schedule due to Covid-19-related issues, such as supply chain disruptions, production cuts, facility shutdowns or liquidity constraints, although it is difficult for us to predict with certainty the impact that Covid-19 will have on manufacturers.

We are observing, as a result of the significant and sustained decline in international air passenger traffic and an expectation of a long recovery time for international air traffic, a shift by some airlines away from current technology widebody aircraft in favor of new technology widebody aircraft. This has led us to recognize an impairment charge of $1.1 billion, primarily related to current technology aircraft, in particular Airbus A330 and Boeing 777 aircraft, during the year ended December 31, 2020. Further, a number of our lessees have initiated bankruptcy or comparable proceedings, and current market conditions have increased the likelihood that other lessees will default on their obligations to us or experience bankruptcy. If airlines continue to experience prolonged financial hardship or bankruptcies, or there are other adverse developments to the air travel industry arising from the pandemic, aircraft values may decline further, thereby increasing the likelihood that in future quarters we recognize additional impairment charges with respect to our aircraft. See “Item 5. Critical accounting policies and estimates-Event-driven impairment and impairment calculation charges” of AerCap’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC. Additionally, any such developments could increase the likelihood that our definite-lived customer relationships intangible assets could be impaired. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in their grounding our aircraft, negotiating reductions in aircraft lease rentals or altogether rejecting their leases, all of which could depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all. See “Item 3. Key Information-Risk Factors-Risks related to the financial strength of our lessees-If our lessees encounter financial difficulties and we restructure or terminate our leases, including as a result of airline reorganizations or bankruptcies, we are likely to obtain less favorable lease terms” of AerCap’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC.

Notwithstanding any recovery in the rates of air travel as the Covid-19 pandemic appears to abate, the recent spread of the Delta variant of Covid-19, which appears to be more transmissible than other variants to date, and the possible emergence of other variants of Covid-19, may result in declines in air travel and negatively impact our business. The impact of the Delta variant cannot be predicted at this time and could depend on numerous factors, including vaccination rates among the population, the effectiveness of Covid-19 vaccines against the Delta variant, any new measures that may be introduced by governments or other parties in response to an increase in Covid-19 cases and what impact they may have on commuting patterns and the demand for air travel.

While we expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults. Although we currently have a number of sources of liquidity, in some cases the availability of these sources is contingent upon our ability to satisfy certain financial covenants. See Note 13-Debt to the consolidated financial statements contained in AerCap’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC. To the extent that the Covid-19 pandemic adversely affects our ability to comply with any of these covenants, it may also have the effect of exacerbating many of the other risks identified in “Item 3-Risk Factors-Risks related to our funding and liquidity-The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business” of AerCap’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC. Even though we do not currently foresee any difficulty or inability to remain in compliance with these financial covenants, to the extent we do not do so, we may be in default under, and/or unable to draw upon, these sources of liquidity or may be required to negotiate amendments with our counterparties, the terms of which could be unfavorable to us.

Additionally, the Covid-19 pandemic has led us to adopt remote working arrangements (which remain in place in some of our locations), which could negatively affect our operations or internal controls over financial reporting and may require us to implement new processes, procedures and controls to respond to further changes in our business environment. We also depend on certain key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity.

The Organization for Economic Cooperation and Development’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) Initiative may impact our effective rate of tax in future periods.

In line with the OECD’s BEPS Action Plan, since June 7, 2017, representatives from 95 jurisdictions have signed up to the Multilateral Instrument (“MLI”). The MLI implements agreed tax treaty-related measures combating tax avoidance into bilateral existing tax treaties without the need to renegotiate a new treaty. The MLI took effect on May 1, 2019 in Ireland, with measures relating to withholding taxes taking effect from January 1, 2020.

One of the measures of the MLI is the concept of a “Principal Purpose Test” (“PPT”), which disallows treaty benefits where the main purpose or one of the main purposes of structuring the transaction is to obtain the benefits of the relevant treaty.

Given the nature and substance of our Irish operations, we are satisfied that the PPT should not have a material impact on any of our payments which are reliant on Irish tax treaty positions. However, given the subjective nature of the PPT, there is a risk that a tax authority may take an alternate view and seek to deny the benefits of a double tax treaty based on the interpretation to the PPT in that jurisdiction.

The OECD announced an initiative on January 29, 2019, to create an international consensus on new rules (referred to as “BEPS 2.0”) for the framework governing international taxation, which was supported by the publication of the Pillar One and Pillar Two Blueprint Reports on October 12, 2020. On October 8, 2021, 136 countries, including Ireland, approved a statement (known as the OECD BEPS Inclusive Framework (“IF”)) providing a framework for BEPS 2.0, which builds upon the Blueprints and a prior iteration of the IF signed by 130 countries on July 1, 2021. Although It is difficult to predict the precise changes to international taxation that may be introduced as a result of this initiative or to determine the degree to which it may result in an increase in our effective tax rate and cash tax liabilities in future periods, the October 8, 2021 approval makes it more likely that this initiative will have an impact on our effective tax rate and cash tax liabilities in future periods.

The GECAS Business

GECAS is a world-leading aviation lessor and financier. GECAS began leasing aircraft in 1967 and, prior to completion of the GECAS Transaction, is wholly owned by GE. GECAS has a range of assets, including narrowbody and widebody aircraft, regional jets, turboprops, freighters, engines and helicopters. GECAS offers a broad array of financing products and services with respect to these assets, including operating leases, sale-leasebacks and airframe parts management. As of June 30, 2021, GECAS’ portfolio included 963 owned and managed aircraft, 336 owned helicopters and over 900 owned and managed engines, including engines owned by the Shannon Engine Support joint venture (described below). The GECAS Business comprises three reportable segments, which include Aircraft, Engines, and Helicopters. During 2019, GECAS’s lending business was substantially sold.

GECAS is one of the world’s largest engine leasing companies, with over 900 owned and managed engines across approximately 50 customers as of June 30, 2021. The owned engine portfolio is comprised almost entirely of General Electric and CFM International engines, the most liquid engine types that power the world’s most popular and in-demand aircraft, including Boeing 787 aircraft, Boeing 777-300ER aircraft, Boeing 737 aircraft, Airbus A320 Family aircraft, Boeing 737-MAX aircraft and Airbus A320neo Family aircraft. The engine leasing business has deep relationships with two key engine original equipment manufacturers, GE Aviation and CFM International, and its two largest customers, GE Aviation and Shannon Engine Support (a subsidiary of CFM International), represent over 50% of the net book value of the owned engine portfolio. GECAS and GE Aviation have agreed to continue their relationship following completion of the GECAS Transaction.

The GECAS Business leases helicopters to approximately 40 customers. Its largest lessees are Babcock International, Bristow Helicopters, CHC and Saudi Aramco. Approximately 60% of the helicopters by net book value are used for the oil and gas industry, a reduction from approximately 80% in 2015 (the year in which GECAS entered the helicopter leasing business).

The GECAS Business to be acquired by AerCap includes GE’s 50% joint venture ownership interest in Shannon Engine Support Limited (“SES”), a lessor of CFM56 and LEAP engines. SES is headquartered in Shannon, Ireland, with marketing offices in Beijing, China and Budapest, Hungary. SES is a 50/50 joint venture that is currently jointly controlled by GE (through its subsidiary CFM International) and Safran Aircraft Engines. AerCap will acquire GE’s ownership interest in SES as part of the GECAS Transaction. SES offers CFM International operators spare engine solutions that include guaranteed pool access, short-term and long-term leases, trading and exchanges, all of which can be structured and combined to meet an individual airline’s fleet requirements. SES’s spare engine pools are located at certified MRO facilities around the world, close to international logistics hubs, to easily support airlines operating CFM56 and LEAP powered aircraft.

As of June 30, 2021, GECAS had commitments to purchase 238 new aircraft, 23 new helicopters and 36 new engines through 2027 (not including any new assets subject to purchase and leaseback arrangements). The GECAS Business served over 190 customers in over 70 countries from a network of 15 offices around the world as of June 30, 2021. For the year ended December 31, 2020 and the six months ending June 30, 2021, the GECAS Business had total revenues of approximately $3.8 billion and $1.7 billion, respectively.

As of June 30, 2021, GECAS had 37 aircraft that were subject to operating leases scheduled to expire during the remainder of 2021. As of June 30, 2021, of the 37 aircraft with lease expiration dates in 2021, 13 aircraft were subject to a signed lease agreement or a signed letter of intent for further lease following expiration of the current lease, 13 aircraft were under commitments for sale and one aircraft was designated for sale. If the current customers of the remaining ten aircraft do not extend their leases, GECAS will be required to find new customers for these aircraft.

The following table presents the GECAS Business’ aircraft portfolio by aircraft type as of June 30, 2021:

Aircraft type	Number of owned aircraft	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Passenger Aircraft	805	86	238	1,129
Airbus A320 Family	267	36	—	303
Airbus A320neo Family	101	5	147	253
Airbus A330	17	1	—	18
Airbus A330neos	—	—	12	12
Airbus A350	14	5	—	19
Boeing 737NG	182	35	—	217
Boeing 737 MAX	30	—	70	100
Boeing 767	9	3	—	12
Boeing 777-200ER	5	—	—	5
Boeing 777-300/300ER	28	1	—	29
Boeing 787	9	—	4	13
Embraer E190/195-E2	56	—	—	56
Other (1)	87	—	5	92
Freighter Aircraft	72	—	—	72
Boeing 737	46	—	—	46
Boeing 747 / 767 / 777	26	—	—	26

Total	877	86	238	1,201

Note:

(1)	Other includes 38 Bombardier CRJ200 aircraft; 28 Embraer E170/175 aircraft; 19 ATR and De Havilland Canada DHC-8-400 aircraft; and two Boeing 757-200 aircraft.

The GECAS Business predominantly enters into net operating leases that require the lessees to pay all operating expenses, normal maintenance and overhaul expenses, insurance premiums and taxes. The leases relating to the GECAS Business’ owned aircraft have remaining terms of up to 12 years, and the weighted average lease term remaining on the current leases, based on the net book value of owned aircraft, was approximately seven years as of December 31, 2020. The leases are generally payable in U.S. dollars with lease rates fixed for the term of the lease.

In addition to its primary leasing activities, the GECAS Business provided fleet management services, for a management fee, for aircraft portfolios comprising an aggregate of 90 aircraft and 236 engines as of December 31, 2020.

As of June 30, 2021, GECAS had outstanding approximately $105.2 million of Export-Import financing and approximately $3.3 million of export credit agency (“ECA”) financing, all of which is expected to remain outstanding following completion of the GECAS Transaction.

For the Years Ended December 31, 2020 and 2019

Information on the Company

Business Overview

GE Capital Aviation Services (the “Business”, “GECAS”, “Company”, “our” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). The accompanying Combined Carve-out Financial Statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses related to GECAS, a business of GE. Historically, GECAS operated within the GE Capital segment as a business of the Parent, and GECAS’ results of operations have been reported in the Parent’s Consolidated Financial Statements.

GECAS is an aviation lessor and financier with over 50 years of experience. GECAS provides a wide range of assets including narrow- and wide-body aircraft, regional jets, turboprops, freighters, engines, helicopters and materials. GECAS offers a broad array of financing products and services on these assets including operating leases, sale-leasebacks, asset trading and servicing and airframe parts management. GECAS owns, services or has on order more than 1,600 aircraft and serves approximately 205 customers in over 73 countries from a network of 15 offices around the world.

The Company operates through three segments, which include Aircraft, Engines, and Helicopters. During 2019, the Lending business was substantially sold and its activities have been classified as a discontinued operation. See Note 3—Discontinued Operations and 22—Segment Information for further details.

•

Aircraft—GECAS provides a wide range of assets including narrow- and wide-body aircraft, regional jets, turboprops, freighters and materials. GECAS offers a broad array of financing products and services on these assets including operating leases, sale-leasebacks, asset trading and servicing and airframe parts management.

•

Engines—GECAS is the world’s leading engine leasing business, supporting airlines and investors with the lease, purchase and financing of engines from GE, CFM, IAE, Rolls Royce and Pratt & Whitney through long- or short-term leases and loans, exchanges and servicing.

•

Helicopters—GECAS through Milestone Aviation is the world’s leading helicopter lessor, with the largest civilian helicopter fleet and a suite of leasing and debt solutions. GECAS provides financing options to operators in the offshore oil & gas industries, search & rescue, EMS, police surveillance, mining and other utility missions.

For the years ended December 31 (In thousands)	2020	2019
Aircraft	$3,094,066	$3,649,722
Engines	355,198	390,038
Helicopters	401,216	413,590

Total segment revenues	$3,850,480	$4,453,351

Aircraft	$(212,884)	$669,965
Engines	54,216	149,268
Helicopters	(24,911)	56,814

Earnings (loss) from continuing operations	$(183,579)	$876,047

Provision for income taxes	(60,548)	(148,416)
Share of earnings from associated companies, net of taxes	38,411	158,275

Net (loss) earnings from continuing operations	$(205,716)	$885,906
Earnings from discontinued operations, net of taxes	43,190	142,596

Net (loss) earnings	$(162,526)	$1,028,503

Amounts may not add due to rounding.

Competition & Regulation

The sectors in which we engage are highly competitive and are subject to competition from various types of financial institutions including banks, investors, such as sovereign wealth funds, hedge funds and private equity investors, leasing companies, finance companies associated with manufacturers and insurance and reinsurance companies. Competition is based on lease rate financing terms, aircraft delivery dates, condition and availability, as well as available capital demand for financing.

2020 Significant Developments

Coronavirus Disease 2019 (COVID-19) Pandemic

The COVID-19 pandemic has impacted global economies, resulting in workforce and travel restrictions, supply chain and production disruptions and reduced demand and spending across many sectors. Since the latter part of the first quarter of 2020, these factors have had a material adverse impact on our operations and financial performance, as well as on the operations and financial performance of many of the customers and suppliers in the aircraft leasing business.

The pandemic has had a material adverse effect on the global airline industry, resulting in reduced flight schedules worldwide, an increased number of idle aircraft, lower utilization, workforce reductions and declining financial performance within the airline industry. We anticipate many of these impacts related to demand, profitability and cash flows will continue in future periods depending on the severity and duration of the pandemic.

The ultimate impact of the COVID-19 pandemic on our operations and financial performance, and on those of customers and suppliers in industries that we serve, depends on many factors that are not within our control, including the severity and duration of the pandemic; governmental, business and individuals’ actions in response to the pandemic; and the development, availability and public acceptance of effective treatments or vaccines.

The COVID-19 pandemic has led to worldwide reduction of flight schedules and it is difficult to predict its longer-term impact. As of December 31, 2020, GECAS owned 917 fixed-wing aircraft, of which 27 with a book value of $620 million were available to lease to customers (aircraft on the ground). We test recoverability of each fixed-wing aircraft in our operating lease portfolio at least annually. Additionally, we perform quarterly evaluations in circumstances such as when assets are re-leased or current lease terms have changed. The increase in pre-tax impairments was driven by declining cash flow projections of the future collectability of rents on aircraft and engines currently under contract related to market impacts resulting from the pandemic. Continued deterioration in cash flow projections, including current rents, downtime, release rates and residual assumptions could result in future impairments in the operating lease portfolio.

Based on the resulting pressure on its airline customers, GECAS continues to work with customers on restructuring requests as they arise. As a result of these requests, we have executed agreements with customers to reschedule certain lease payments. As of December 31, 2020, we have a contractually deferred balance of $368 million. In addition, we have invoiced $316 million under these agreements and collected about 84%. We expect to continue to receive requests for rent deferrals and/or lease restructures from our global airline customers as a result of COVID-19 and related market impacts. An extended disruption of regional or international travel could result in an increase in these types of requests in future periods, which could result in an increase to the trade receivable balance. As GECAS evaluates future lease restructures, there is a risk of lease modifications that could have a material adverse effect on GECAS operations, financial position and cash flows.

We also continue to evaluate market conditions as they evolve and take precautionary measures to strengthen our financial position. As of December 31, 2020, we have $99 million of combined cash, cash equivalents and restricted cash. We anticipate that our operations and financial performance will continue to be impacted by the COVID-19 pandemic in future periods. These impacts will ultimately depend on many factors that are not within our control, including the severity and duration of the pandemic; governmental, business and individuals’ actions in response to the pandemic; and the development, availability and public acceptance of effective treatments and vaccines.

Significant components of revenues and expenses

Revenues

Leasing and other revenues

The majority of the Company’s revenue derives from operating lease transactions through which revenue is recognized from rental payments on a straight line basis over the life of each lease. Operating leases with fixed rentals or step rentals generally range from short-term to 12 years. Rental payments received in advance of straight-line revenue are reflected in deferred income, and straight-line revenue recognized before cash receipt is reflected in operating lease receivables. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the commencement of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in operating lease revenue in the period of the interest rate change. We record as lease revenue all supplemental rent receipts not expected to be reimbursed to lessees. Lessees are responsible for excise taxes.

Past due rentals are recognized on the basis of management’s assessment of collectability. Estimating whether collectability is probable requires some level of subjectivity and judgment. When collectability of rental payments is not probable, receivables and the related revenue are reversed. Collectability is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of cash deposits, guarantees and/or letters of credit. Rent receivables include unpaid current lessee obligations under existing operating lease contracts and are recorded within Other assets and receivables, net. Rentals received but unearned under the lease agreements are recorded as Deferred income until earned. Management monitors all lessees with past due lease payments and evaluates relevant operational and financial issues facing those lessees. If collection is not probable, the Company will cease recognizing income and revenue will be recognized when cash payments are received.

The Company additionally recognizes revenue under servicing agreements related to third-party assets. Under these agreements, GECAS agrees to provide day-to-day management of the assets including performing services such as lease management, leasing, re-leasing and sales. GECAS is paid a monthly fee as well as a disposition fee. The monthly fee is generally based on a percentage of rents and the disposition fee is typically a percentage of gross sale proceeds.

As it relates to the sale of component parts, GECAS agrees to sell used parts related to aircraft or engines. Under consignment arrangements, GECAS performs tear down of aircraft and engines, refurbishment and certification of used parts and management and sales of parts. With respect to the sale of used parts, the transaction price is the agreed sale price. Refurbishment and certification of the used parts is performed by third parties.

As discussed in Note 4—Related Party Transactions, a portion of the Company’s operating lease revenue derives from arrangements with GE. The Business had Operating lease revenue from GE of $180 million, $162 million, and $174 million for the years ended December 31, 2020, 2019, and 2018. The majority of this revenue related to operating lease revenue for engines leased from the GECAS Engines segment to GE Aviation.

Earnings from Associated Companies

Associated companies are unconsolidated entities in which we do not have a controlling financial interest, but over which we have significant influence. Refer to Note 10—Associated Companies for further discussion.

Costs and expenses

Depreciation expense

Our depreciation expense is influenced by the adjusted gross book values, depreciable lives and estimated residual values of our equipment. The majority of our depreciation expense relates to equipment leased to customers, which is depreciated to its estimated residual value on a straight-line basis over the estimated useful life of the asset, generally up to 20 years for fixed wing aircraft and engines and 15 years for helicopters from the date of purchase.

Interest expense

Our interest expense arises from borrowings of third-party debt as well as interest expense allocated from Parent to reflect the Company’s allocation of corporate borrowings. See Note 11—Borrowings and Note 12—Interest Expense for further discussion.

Leasing expenses

We record lease expense for operating leases within Operating lease expense or Selling, general and administrative expense on the statements of earnings, depending on the use of the underlying asset. Our operating lease expenses consist of maintenance and other expenses relating to our equipment leased to others.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of employee related costs, professional services and office expenses.

Critical accounting policies and estimates

Our Combined Carve-out Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Combined Carve-out Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2—Summary of Significant Accounting Policies.

Recent accounting standards adopted during the year ended December 31, 2020

See Note 2—Summary of Significant Accounting Policies.

Future application of accounting standards

See Note 2—Summary of Significant Accounting Policies.

Aircraft Portfolio

As of December 31, 2020, we owned 917 aircraft and we managed 90 aircraft. As of December 31, 2020, we had commitments to purchase 252 new aircraft scheduled for delivery through 2026. As of December 31, 2020, the weighted average age of our 917 owned aircraft fleet, weighted by net book value, was 7.5 years, and as of December 31, 2019, the weighted average age of our 1,010 owned aircraft fleet, weighted by net book value, was 7.2 years. As of December 31, 2020, 850 of our 917 owned aircraft were on lease and 67 aircraft were off-lease.

The following table presents our fixed wing aircraft portfolio by type of aircraft as of December 31, 2020:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	275	17%	36	—	311
Airbus A320neo Family	95	21%	5	154	254
Airbus A330	17	2%	1	12	30
Airbus A350	11	7%	5	—	16
Boeing 737NG	198	16%	39	—	237
B737 NG freighter	31	3%	—	—	31
Boeing 737 MAX	29	6%	—	77	106
Boeing 767	25	2%	3	—	28
Boeing 777-200ER	8	2%	—	—	8
Boeing 777-300/300ER	28	12%	1	—	29
Boeing 787	9	6%	—	4	13
Embraer E170/175	28	1%	—	—	28
Embraer E190/195-E2	58	2%	—	—	58
Other	105	3%	—	5	110

Total	917	100%	90	252	1,259

Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. In November 2020, the U.S. Federal Aviation Administration (“FAA”) rescinded the order that halted commercial operations of Boeing 737 MAX aircraft, thus allowing airlines that are under the FAA’s jurisdiction to take the steps necessary to resume service and Boeing to begin making deliveries. As of December 31, 2020, we had 29 Boeing 737 MAX aircraft delivered.

During the year ended December 31, 2020, we had the following activity related to fixed wing aircraft:

	Held for operating leases	Investment in finance and sales-type leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at December 31, 2019	748	205	57	1,010
Aircraft purchases	27	—	—	27
Aircraft reclassified to held for sale	(20)	—	20	—
Aircraft sold or designated for part-out	(59)	(2)	(59)	(120)
Aircraft reclassified to investment in finance and sales-type leases, net	3	(3)	—	—

Number of owned aircraft at end of period	699	200	18	917

Comparative results of operations

Results of operations for the year ended December 31, 2020 as compared to the year ended December 31, 2019

For the years ended December 31 (In thousands)	2020	2019	Increase / (Decrease)
Revenues
Operating lease revenue, net (Note 16, Note 21)	$3,251,769	$3,623,210	$(371,441)
Finance lease and interest revenue, net	198,962	258,232	(59,271)
Gain on disposal of equipment leased to others, net	193,380	358,722	(165,342)
Operating lease revenue from GE (Note 4)	179,717	161,648	18,069
Other revenue	26,652	51,539	(24,886)

Total revenues	$3,850,480	$4,453,351	$(602,871)

Costs and expenses
Depreciation on equipment leased to others (Note 22)	$1,938,005	$1,927,932	$10,073
Impairments on equipment leased to others (Note 7)	568,529	75,349	493,180
Impairment on goodwill	155,771	—	155,771
Interest expense, net (Note 12)	903,285	941,276	(37,992)
Operating lease expense	141,648	213,661	(72,013)
Provision for financing receivables	38,985	7,478	31,507
Selling, general and administrative expense	179,584	270,908	(91,323)
Other expense	108,252	140,700	(32,448)

Total costs and expenses	$4,034,060	$3,577,304	$456,756

Earnings from continuing operations before income taxes and share of earnings from associated companies	$(183,579)	$876,047	$(1,059,626)
Provision for income taxes (Note 17)	(60,548)	(148,416)	87,868
Share of earnings from associated companies, net of taxes (Note 10)	38,411	158,275	(119,864)

Net (loss) earnings from continuing operations	$(205,716)	$885,906	$(1,091,622)
Earnings from discontinued operations, net of taxes (Note 3)	43,190	142,596	(99,407)

Net (loss) earnings	$(162,526)	$1,028,503	$(1,191,029)

Amounts may not add due to rounding.

Operating lease revenue, net

The decrease in net operating lease revenue of $371.4 million, or 10%, was attributable to the following factors:

•

a net decrease in operating lease revenue of $478 million primarily due to aircraft sales, transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period;

Partially offset by:

•	additional maintenance revenue and other operating lease revenue, net of $107 million.

Gain on disposal of equipment leased to others, net

The decrease in net gain on disposal of equipment leased to others $165.3 million, or 46%, was primarily due to the lower volume and composition of asset sales. During the year ended December 31, 2020, we sold 91 aircraft, 11 engines, & 6 helicopters for proceeds of $1,313 million and during the year ended December 31, 2019, we sold 113 aircraft, 35 engines and 3 helicopters for proceeds of $2,765 million.

Operating lease revenue from GE

The increase in operating lease revenue from GE of $18.1 million, or 11%, was driven by additional rental income from GE on engine leases.

Other Revenue

The decrease in other revenue of $24.9 million, or 48%, was attributable to a decrease in airframe parts sales in the year.

Depreciation on equipment leased to others

The increase in depreciation on equipment leased to others of $10.1 million, or 1%, was attributable to aircraft, helicopter and engine sales partially offset by aircraft, helicopter and engine acquisitions. The net decrease in aircraft depreciation of $34.1 million was partially offset by the net increases in engine depreciation of $28.9 million and helicopter depreciation of $15.2 million.

Impairments on equipment leased to others

The increase in impairment on equipment leased to others of $493.2 million was primarily the result of the impact of COVID-19 on the Company’s operating lease portfolio. In 2020, the Company recorded impairments for 50 aircraft, 9 engines, and 14 helicopters, compared to 2019 impairments of 21 aircraft, 4 engines and 5 helicopters in the prior year.

Impairment on goodwill

Company performed an interim goodwill impairment test in the second quarter of 2020 in response to the decline in current market conditions as a result of the COVID-19 pandemic. As a result, the Company recorded charges of $155.8 million in 2020, reflecting the impairment of goodwill in all segments. The Company did not record any goodwill impairment in 2019.

Operating lease expense

The decrease in operating lease expense of $72.0 million, or 34%, was attributable to $80.9 million of lower aircraft transition costs, lessor maintenance contributions and other leasing expenses partially offset by $9.1 million of higher cargo conversion costs.

Selling, general and administrative expense

The decrease in selling, general and administrative expense of $91.3 million, or 34%, was primarily attributable to lower compensation-related expenses.

Provision for income taxes

The effective tax rate was (42%) for the year ended December 31, 2020, compared to the effective tax rate of 14% for the year ended 2019. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss. Please refer to Note 17—Income Taxes for a detailed description of income taxes.

Share of Earnings from Associated Companies

The decrease in share of earnings from associated companies of $119.9 million, or 76% was attributable to lower earnings on investments as a result of the impact of the COVID-19 pandemic and the impact from the reduction in investments following the partial sale of assets held by investments in 2019.

For the Years Ended December 31, 2019 and 2018

Information on the Company

Business Overview

GE Capital Aviation Services (the “Business”, “GECAS”, “Company”, “our” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). The accompanying Combined Carve-out Financial Statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses related to GECAS, a business of GE. Historically, GECAS operated within the GE Capital segment as a business of the Parent, and GECAS’ results of operations have been reported in the Parent’s Consolidated Financial Statements.

GECAS is an aviation lessor and financier with over 50 years of experience. GECAS provides a wide range of assets including narrow- and wide-body aircraft, regional jets, turboprops, freighters, engines, helicopters and materials. GECAS offers a broad array of financing products and services on these assets including operating leases, sale-leasebacks, asset trading and servicing and airframe parts management. GECAS owns, services or has on order more than 1,700 aircraft and serves approximately 225 customers in 75 countries from a network of 20 offices around the world.

The Company operates through three segments, which include Aircraft, Engines, and Helicopters. During 2019, the Lending business was substantially sold and its activities have been classified as a discontinued operation. See Note 3—Discontinued Operations and 22—Segment Information for further details.

•

Aircraft—GECAS provides a wide range of assets including narrow- and wide-body aircraft, regional jets, turboprops, freighters and materials. GECAS offers a broad array of financing products and services on these assets including operating leases, sale-leasebacks, asset trading and servicing and airframe parts management.

•

Engines—GECAS is the world’s leading engine leasing business, supporting airlines and investors with the lease, purchase and financing of engines from GE, CFM, IAE, Rolls Royce and Pratt & Whitney through long- or short-term leases and loans, exchanges and servicing.

•

Helicopters—GECAS through Milestone Aviation is the world’s leading helicopter lessor, with the largest civilian helicopter fleet and a suite of leasing and debt solutions. GECAS provides financing options to operators in the offshore oil & gas industries, search & rescue, EMS, police surveillance, mining and other utility missions.

For the years ended December 31 (In thousands)	2019	2018
Aircraft	$3,649,722	$3,832,403
Engines	390,038	393,924
Helicopters	413,590	384,274

Total segment revenues	$4,453,351	$4,610,601

Aircraft	$669,965	$997,466
Engines	149,268	166,705
Helicopters	56,814	66,982

Earnings (loss) from continuing operations	$876,047	$1,231,153

Provision for income taxes	(148,416)	(176,202)
Share of earnings from associated companies, net of taxes	158,275	124,979

Net (loss) earnings from continuing operations	$885,906	$1,179,932
Earnings from discontinued operations, net of taxes	142,596	72,216

Net (loss) earnings	$1,028,503	$1,252,148

Amounts may not add due to rounding.

Competition & Regulation

The sectors in which we engage are highly competitive and are subject to competition from various types of financial institutions including banks, investors, such as sovereign wealth funds, hedge funds and private equity investors, leasing companies, finance companies associated with manufacturers and insurance and reinsurance companies. Competition is based on lease rate financing terms, aircraft delivery dates, condition and availability, as well as available capital demand for financing.

Significant components of revenues and expenses

Revenues

Leasing and other revenues

The majority of the Company’s revenue derives from operating lease transactions through which revenue is recognized from rental payments on a straight line basis over the life of each lease. Operating leases with fixed rentals or step rentals generally range from short-term to 12 years. Rental payments received in advance of straight-line revenue are reflected in deferred income, and straight-line revenue recognized before cash receipt is reflected in operating lease receivables. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the commencement of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in operating lease revenue in the period of the interest rate change. We record as lease revenue all supplemental rent receipts not expected to be reimbursed to lessees. Lessees are responsible for excise taxes.

Past due rentals are recognized on the basis of management’s assessment of collectability. Estimating whether collectability is probable requires some level of subjectivity and judgment. When collectability of rental payments is not probable, receivables and the related revenue are reversed. Collectability is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of cash deposits, guarantees and/or letters of credit. Rent receivables include unpaid current lessee obligations under existing operating lease contracts and are recorded within Other assets and receivables, net. Rentals received but unearned under the lease agreements are recorded as Deferred income until earned. Management monitors all lessees with past due lease payments and evaluates relevant operational and financial issues facing those lessees. If collection is not probable, the Company will cease recognizing income and revenue will be recognized when cash payments are received.

The Company additionally recognizes revenue under servicing agreements related to third-party assets. Under these agreements, GECAS agrees to provide day-to-day management of the assets including performing services such as lease management, leasing, re-leasing and sales. GECAS is paid a monthly fee as well as a disposition fee. The monthly fee is generally based on a percentage of rents and the disposition fee is typically a percentage of gross sale proceeds.

As it relates to the sale of component parts, GECAS agrees to sell used parts related to aircraft or engines. Under consignment arrangements, GECAS performs tear down of aircraft and engines, refurbishment and certification of used parts and management and sales of parts. With respect to the sale of used parts, the transaction price is the agreed sale price. Refurbishment and certification of the used parts is performed by third parties.

As discussed in Note 4—Related Party Transactions, a portion of the Company’s operating lease revenue derives from arrangements with GE. The Business had Operating lease revenue from GE of $162 million and $174 million for the years ended December 31, 2019, and 2018. The majority of this revenue related to operating lease revenue for engines leased from the GECAS Engines segment to GE Aviation.

Earnings from Associated Companies

Associated companies are unconsolidated entities in which we do not have a controlling financial interest, but over which we have significant influence. Refer to Note 10—Associated Companies for further discussion.

Costs and expenses

Depreciation expense

Our depreciation expense is influenced by the adjusted gross book values, depreciable lives and estimated residual values of our equipment. The majority of our depreciation expense relates to equipment leased to customers, which is depreciated to its estimated residual value on a straight-line basis over the estimated useful life of the asset, generally up to 20 years for fixed wing aircraft and engines and 15 years for helicopters from the date of purchase.

Interest expense

Our interest expense arises from borrowings of third-party debt as well as interest expense allocated from Parent to reflect the Company’s allocation of corporate borrowings. See Note 11—Borrowings and Note 12—Interest Expense for further discussion.

Leasing expenses

We record lease expense for operating leases within Operating lease expense or Selling, general and administrative expense on the statements of earnings, depending on the use of the underlying asset. Our operating lease expenses consist of maintenance and other expenses relating to our equipment leased to others.

Selling, general and administrative expenses

Our selling, general and administrative expenses consist primarily of employee related costs, professional services and office expenses.

Critical accounting policies and estimates

Our Combined Carve-out Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Combined Carve-out Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2—Summary of Significant Accounting Policies.

Recent accounting standards adopted during the year ended December 31, 2019

See Note 2—Summary of Significant Accounting Policies.

Future application of accounting standards

See Note 2—Summary of Significant Accounting Policies.

Aircraft Portfolio

As of December 31, 2019, we owned 1,010 aircraft and we managed 79 aircraft. As of December 31, 2019, we had commitments to purchase 334 new aircraft scheduled for delivery through 2026. As of December 31, 2019, the weighted average age of our 1,010 owned aircraft fleet, weighted by net book value, was 7.5 years, and as of December 31, 2018, the weighted average age of our 1,101 owned aircraft fleet, weighted by net book value, was 7.5 years. As of December 31, 2019, 971 of our 1,010 owned aircraft were on lease and 45 aircraft were off-lease.

The following table presents our fixed wing aircraft portfolio by type of aircraft as of December 31, 2019:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	310	18%	33	—	343
Airbus A320neo Family	78	16%	4	169	251
Airbus A330	18	3%	1	12	31
Airbus A350	13	8%	5	—	18
Boeing 737NG	234	19%	32	—	266
B737 NG freighter	13	1%	—	—	13
Boeing 737 MAX	29	6%	—	144	173
Boeing 767	27	2%	3	—	30
Boeing 777-200ER	8	2%	—	—	8
Boeing 777-300/300ER	28	11%	1	—	29
Boeing 787	9	5%	—	4	13
Embraer E170/175	30	1%	—	—	30
Embraer E190/195-E2	58	2%	—	—	58
Other	155	4%	—	5	160

Total	1,010	100%	79	334	1,423

Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. As of December 31, 2019, we had 29 Boeing 737 MAX aircraft delivered.

During the year ended December 31, 2019, we had the following activity related to fixed wing aircraft:

	Held for operating leases	Investment in finance and sales-type leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at December 31, 2018	796	237	68	1,101
Aircraft purchases	69	—	—	69
Aircraft reclassified to held for sale	(83)	—	83	—
Aircraft sold or designated for part-out	(35)	(31)	(94)	(160)
Aircraft reclassified to investment in finance and sales-type leases, net	1	(1)	—	—

Number of owned aircraft at end of period	748	205	57	1,010

Comparative results of operations

Results of operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018

For the years ended December 31 (In thousands)	2019	2018	Increase / (Decrease)
Revenues
Operating lease revenue, net (Note 16, Note 21)	$3,623,210	$3,776,056	$(152,846)
Finance lease and interest revenue, net	258,232	232,063	26,169
Gain on disposal of equipment leased to others, net	358,722	312,132	46,590
Operating lease revenue from GE (Note 4)	161,648	173,666	(12,018)
Other revenue	51,539	116,684	(65,145)

Total revenues	$4,453,351	$4,610,601	$(157,250)

Costs and expenses
Depreciation on equipment leased to others (Note 22)	$1,927,932	$1,958,714	$(30,782)
Impairments on equipment leased to others (Note 7)	75,349	41,729	33,620
Impairment on goodwill	—	—	—
Interest expense, net (Note 12)	941,276	860,227	81,049
Operating lease expense	213,661	152,060	61,601
Provision for financing receivables	7,478	(1,928)	9,406
Selling, general and administrative expense	270,908	274,021	(3,113)
Other expense	140,700	94,624	46,076

Total costs and expenses	$3,577,304	$3,379,447	$197,857

Earnings from continuing operations before income taxes and share of earnings from associated companies	$876,047	$1,231,154	$(355,107)
Provision for income taxes (Note 17)	(148,416)	(176,202)	27,786
Share of earnings from associated companies, net of taxes (Note 10)	158,275	124,979	33,296

Net (loss) earnings from continuing operations	$885,906	$1,179,932	$(294,026)
Earnings from discontinued operations, net of taxes (Note 3)	142,596	72,216	70,380

Net (loss) earnings	$1,028,503	$1,252,148	$(223,645)

Amounts may not add due to rounding.

Operating lease revenue, net

The decrease in net operating lease revenue of $152.8 million, or 4%, was attributable to the following factors:

•

a net decrease in operating lease revenue of $125.3 million primarily due to aircraft sales, transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and

•	lower maintenance revenue and other operating lease revenue, net of $27.6 million.

Gain on disposal of equipment leased to others, net

The increase in net gain on disposal of equipment leased to others $46.6 million, or 15%, was primarily due to the composition of asset sales. During the year ended December 31, 2019, we sold 113 aircraft, 35 engines and 3 helicopters for proceeds of $2,765 million and during the year ended December 31, 2018, we sold 143 aircraft, 27 engines and 5 helicopters for proceeds of $2,781 million.

Operating lease revenue from GE

The decrease in operating lease revenue from GE of $12.0 million, or 7%, was driven by lower rental income from GE on engine leases.

Other Revenue

The decrease in other revenue of $65.1 million, or 56%, was attributable to a decrease in airframe parts sales in the year.

Depreciation on equipment leased to others

The decrease in depreciation on equipment leased to others of $30.8 million, or 2%, was attributable to aircraft, helicopter and engine sales partially offset by aircraft, helicopter and engine acquisitions. The net decrease in aircraft depreciation of $69.1 million was partially offset by the net increases in engine depreciation of $16.4 million and helicopter depreciation of $21.9 million.

Impairments on equipment leased to others

The increase in impairment on equipment leased to others of $33.6 million was primarily driven by the composition of assets impaired. In 2019, the Company recorded impairments for 21 aircraft, 4 engines, and 5 helicopters, compared to 2018 impairments of 38 aircraft, and 9 engines in the prior year.

Interest expense, net

The increase in interest expense, net of $81.0 million, or 9%, was primarily due to the increase in the weighted average interest rate to 3.49% in compared to the weighted average interest rate of 3.27% in 2018 on interest allocated from the Parent.

Operating lease expense

The increase in operating lease expense of $61.6 million, or 41%, was attributable to $85.6 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses partially offset by $24.0 million of lower expenses on leased assets.

Other expenses, net

The increase in other expenses, net of $49.1 million was attributable to an increase in the cost of airframe parts in the period.

Provision for income taxes

The effective tax rate was 14% for the year ended December 31, 2019, compared to the effective tax rate of 13% for the year ended 2018. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions as well as permanent tax differences relative to pre-tax income or loss. Please refer to Note 17—Income Taxes for a detailed description of income taxes.

Share of Earnings from Associated Companies

The increase in share of earnings from associated companies of $33.3 million, or 27% was attributable to the impact from the reduction in investments following the partial sale of assets held by investments in 2019.